UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

                        For Period Ended: September 30, 2006

                        |_| Transition Report on Form 10-K
                        |_| Transition Report on Form 20-F
                        |_| Transition Report on Form 11-K
                        |_| Transition Report on Form 10-Q
                        |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART 1 - REGISTRANT INFORMATION
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Full Name of Registrant: Amish Naturals, Inc.
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Former Name if Applicable: FII International, Inc.
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Address of Principal Executive Office

                               6399 State Route 83
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                                Street and Number

                             Holmesville, Ohio 44633
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                            City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

      On October 27, 2006, the Registrant completed a merger that will be accounted for as a "reverse merger," as a result of which our internal accounting staff requires additional time to conclude their preparation of the final interim financial statements of the Registrant's business and operations prior to the closing of the reverse merger and the Registrant's management requires additional time to conclude their preparation of the related Item 2 disclosure of Management's Discussion and Analysis or Plan of Operation. In connection with the reverse merger transaction, the Registrant's certifying accountant changed, as a result of which the Registrant's certifying accountant requires additional time to conclude its review of the Registrants Financial Statements.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

   David C. Skinner, Sr.          330                      674-0998
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        (Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

            |X| Yes               |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            |_| Yes                |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Amish Naturals, Inc.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2006                  By: /s/ DAVID C. SKINNER, SR.
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                                          DAVID C. SKINNER, SR.
                                          President and
                                          Chief Executive Officer